Exhibit 2

BUSINESS COMBINATION AGREEMENT

BETWEEN

2016091 Ontario Inc.

AND

OPEN TEXT CORPORATION

Ontario, Canada

AND

IXOS SOFTWARE AG

Munich, Germany

prepared by:

Osborne Clarke

Innere Kanalstraße 15

50823 Cologne/Köln

Germany

Tel.: +49 (0)221 5108 4000

Fax.: +49 (0)221 5108 4005

between

1.	Open Text Corporation, 185 Columbia Street West, Waterloo, Ontario N2L 5Z5, Canada, represented by Mr. Tom Jenkins

– hereinafter “Open Text” –

2.	206091 Ontario Inc., 185 Columbia Street West, Waterloo, Ontario N2L 5Z5, Canada, represented by Mr. Sheldon Polansky

– hereinafter “Acquiror” –

3.	Ixos Software AG, Technopark 1, Bretonischer Ring 12, D-85630 Grasbrunn, Germany, represented by the members of the Management Board Mr. Robert Hoog and Mr. Hartmut Schaper

– hereinafter “the Company” –

Open Text, the Acquiror and the Company hereinafter also referred to singly as “Party” or collectively as “Parties”

Table of Contents

Recitals

1.	Business Combination

2.	Current Status of Company

3.	Obligation to launch Tender Offer / General Rules of Tender Offer

4.	Terms of Tender Offer

5.	Waiver of Conditions of Tender Offer

6.	Support of Tender Offer by Company

7.	Material Adverse Change before publication of the Offer Document

8.	Preparation of Offer Document

9.	Announcement of Tender Offer and Expiration Date

10.	Financing commitment of Acquiror

11.	Shareholder Approval, NASDAQ Listing and Proxy Statement

12.	Covenants

13.	Compensation of Acquiror

14.	Conduct of Business of Company

15.	Further Cooperation between Acquiror, Open Text and Company

16.	Notification of Parties

17.	Company Stock Options

18.	Public Announcements

19.	Subsequent Transactions

20.	Termination, Amendments and Waiver

21.	General Provisions and Arbitration

22.	Notices

23.	Governing Law

24.	Assignment of Rights

25.	Joint and several liability of Open Text and Acquiror

26.	Expenses

27.	The LOI

28.	Severability

R E C I T A L S

(A)	WHEREAS, the Company is a corporation under the laws of Germany with an aggregate registered capital of EUR 21,524,659 registered in the Commercial Registry at the lower court of Munich (“Amtsgericht München”), Germany under HRB 116 846;

(B)	WHEREAS, Open Text is a Corporation under the laws of the State of Ontario, Canada; the Acquiror is a directly wholly owned subsidiary of Open Text;

(C)	WHEREAS, the Company and Open Text are active in the business of enterprise content management; they believe that the combination of their businesses will most efficiently support the further development of these businesses and contribute significantly to the value of both companies in a comprehensive market;

(D)	WHEREAS, in order to achieve the combination of the businesses of the Company and Open Text the Acquiror intends to issue a public tender offer (“Tender Offer”) following the legal provisions of the German Takeover Act (WpÜG) in order to acquire at least 67% of all stock of the Company in a manner consistent with this Business Combination Agreement (“BCA” or “Agreement”);

(E)	WHEREAS, the Acquiror by executing the Tender Offer will acquire stocks of the Company at a price to be determined in accordance with Section 31 German Takeover Act (WpÜG) and any other applicable provision of German law;

(F)	WHEREAS, the Acquiror and/or Open Text will, concurrently with the execution of the BCA, enter into an agreement dated as of the date hereof pursuant to which the Acquiror and/or Open Text on the one hand side and the shareholders of the Company General Atlantic Partners (Bermuda) LP, GAP Coinvestment Partner II, LP, Gapstar LLC, and Gapco GmbH & Co. KG (“Major Shareholder”) have agreed on the undertaking of the Major Shareholder to support the Tender Offer and to tender its stocks of the Company to the Acquiror under the Tender Offer (“Undertaking”);

(G)	WHEREAS, the Acquiror (i) is aware of the Company’s Stock-Option Schemes and requires that no further stock options will be issued by the Company until the closing of the Tender Offer (“Closing Date”), and (ii) will offer compensation to the holders of options of the Company.

NOW, THEREFORE, in consideration thereof, the Parties agree as follows:

1.    Business Combination

Following numerous, intensive discussions which have taken place between the Company and Open Text, both companies’ management teams are satisfied that there is an excellent opportunity to combine the businesses of both companies in order to create a more efficient and effective, global entity.

1.1    Strategic intent and rational for combining the businesses of Company and Open Text

The current Enterprise Content Management (“ECM”) market is estimated to be in the range of US$ 3 to 4 billion and is anticipated to double within the next 5 years. Companies have a major challenge in trying to manage their content, documents, and knowledge assets due to the exploding volume of content, documents, and knowledge assets and due to the increasing requirements for compliance with emerging regulatory standards.

Open Text and the Company are both independent leaders in different areas of the ECM market with complementary strengths. Open Text is considered to be a leader in combining collaboration and knowledge management, delivering knowledge using rich media, and providing portals into enterprise information. The Company is considered to be a leader in content management, integrated imaging and archiving solutions, integration with ERP and CRM systems, and email and document archiving for groupware systems. The Parties believe that combining the software offerings from Open Text and the Company, will allow the combined entity to address the full spectrum of ECM customer requirements, with the broadest product suite in the market.

60% of Open Text’s revenue comes from North America, 36% from Europe, and 4% from Asia Pacific. 60% of the Company revenue comes from Europe, 30% from North America, and 10% from Asia Pacific The combined companies’ world-wide presence will make it the largest single vendor of ECM software. Managing mission critical content for global enterprises requires ECM software vendors to have a sufficient critical mass, a global presence, and the financial stability to support enterprises for the long term, and the Parties, intend to, by combining their businesses, achieve such critical mass.

This combination of the businesses of the Company and Open Text is intended to provide excellent value for existing and potential stakeholders.

1.2    Organisation Strategy

The goal of the Parties is to maintain the same products and services for existing customer bases, to cross sell to them, and to jointly obtain new customers.

With the business combination Open Text, via the Acquiror, intends to establish a division focused on content management and archiving. It is intended that a comprehensive suite of products of the two businesses will include Livelink®, Open Text’s Collaboration and Knowledge Management Solution, and the IXOS eCON Suite of ECM Products.

1.3    Two divisions in the combined enterprise

It is expected that collaboration and knowledge management will be managed out of North America. Content and document management and archiving will be managed out of Munich, Germany, and will include some current Open Text development groups.

Both divisions are planned to have worldwide responsibility for development, product management, and product marketing of their respective products sets.

Both divisions are planned to utilize the worldwide sales, marketing and services organizations that are planned to serve customers for the full product and solution offering. The products are intended to be bought as a solution suite or as a point solution.

The Company is intended to become the European headquarters for sales and marketing of the combined enterprise. The Company will also have the worldwide responsibility for content management and archiving on a global basis.

Corporate marketing and finance, general and administrative functions are assumed to be done by Open Text North America.

It is assumed that the synergy between the products, services, and sales organizations will result in only limited redundancies in these organizations.

1.4	The statements contained in this Section 1 form the basis of the business combination between Open Text and the Company. Such statements are, however, made on a preliminary basis and may have to be adjusted in case of changes in the market development and micro-economic changes. In addition, some of the Parties’ intentions as stated above may only be realizable upon the acquisition, by Open Text, indirectly through the Acquiror, of 100% of the shares in the Company.

2.    Current Status of Company

2.1	The Company’s aggregate stock capital (“Grundkapital”) (hereinafter the “Stock Capital”) is registered in the amount of EUR 21,524,659 divided into 21,524,659 ordinary stocks. Each stock is equal to a nominal share in the registered stock capital of the Company in the amount of EUR 1.00.

2.2	The Company has not issued individual stock certificates. The entire stock of the Company is certified by one or more global stock certificates.

2.3.	The Company runs published stock option schemes (“Stock Option Schemes”). The Stock Option Schemes grant stock options to employees and members of the management board (Vorstand) of the Company. The Company has issued stock options under the Stock Option Schemes in the aggregate amount of 2,965,201 stock of the Company, to be exercised under the terms and conditions set forth in the Stock Option Schemes. The Company has not issued any other stock options.

2.4.	The stock is floated on public stock-exchanges. The stock is traded at the TecDAX and at Nasdaq.

3.    Obligation to launch Tender Offer / General Rules of Tender Offer

3.1	In order to achieve the business combination set forth in Section 1, the Acquiror shall, subject to the terms and conditions set forth in this Section 3, make the Tender Offer in accordance with the German Takeover Act (WpÜG), in cooperation with a German Bank, to purchase at least 67% of the stocks of the Company, which are outstanding (ausgegeben) at the end of the day on which the Tender Offer period expires either as published in the Tender Offer or as extended in accordance with Sec. 21 WpÜG (“Expiration Date”) – including stocks of employees and managers of the Company exercising their stock option rights until the Expiration Date, but excluding shares owned (i) by the Company, (ii) by a company that is dependent of or majority-owned by the Company, (iii) by a third party but held for the account of the Company or of a company dependent of or majority-owned by the Company (the Shares under (i) to (iii), collectively, the “Company Owned Shares”).

3.2	The Tender Offer shall have an acceptance period that allows Acquiror to timely obtain shareholder approval in accordance with Section 4.3 (d) below. The term “Tender Offer” shall include any amendments to the Tender Offer – including, but not limited to, prolongations of the Tender Offer period – either to the extent legally permitted or made in accordance with the terms of this Agreement, including the waiver of any condition as allowed herein.

4.    Terms of Tender Offer

4.1	The Acquiror will offer a 100% cash consideration to all shareholders of the Company. The cash consideration will be in the amount of € 9,00 (nine Euro) per stock of the Company (the “Cash Consideration”). The Acquiror may increase the amount of the Cash Consideration prior to the Expiration Date or thereafter, but only to the extent that such amendment is legally permitted.

4.2	As an alternative, not as additional consideration nor in order to meet any legal requirement, the Acquiror will, in the Tender Offer, offer to all shareholders of the Company for every one (1) outstanding share of the common stock of the Company, both (a) 0.2610 common shares in the capital of Open Text (“Shares”) and (b) 0.0742 share purchase warrants (“Warrants”) (“Share and Warrant Consideration”). Each whole Warrant will be (i) exercisable at any time for a period of twelve months after the Closing Date in order to purchase one Share at an exercise price of US $41.50 and (ii) transferable. The Share and Warrant Consideration will be published in the Tender Offer document to be published under the rules of Section 11 German Takeover Act (WpÜG) (“Offer Document”) and will, in particular, contain the following provisions:

(a)	the entitlement of the shareholders of the Company to elect – either in respect of all or part of the shares held by the respective shareholder –to receive either the Cash Consideration or the Share and Warrant Consideration does not affect the obligation of the Acquiror to offer, in the Tender Offer, the Cash Consideration in the sense that each shareholder of the Company, in any event, remains entitled to elect – either in whole or in part – to receive Cash Consideration under the Tender Offer;

(b)	the Share and Warrant Consideration is not a mandatory part of the Tender Offer but is made in order to offer an alternative consideration to the Cash Consideration to those shareholders of the Company who wish to participate through an equity instrument in the development of Open Text and the combined business of both companies;

(c)	the shareholders of the Company will be advised that the exchange ratio between the Shares and Warrants and stock of the Company under the Share and Warrant Consideration has been determined by Open Text in its sole discretion following negotiation with the Company and that this exchange ratio has neither been audited nor certified nor officially approved by German authorities, notably the Bundesaufsichtsamt für Finanzdienstleistungen (“BAFIN”);

(d)	no fractional Shares or Warrants will be issued under the Tender Offer to shareholders of the Company electing to receive Share and Warrant Consideration, any such shareholder of the Company being required to accept an equivalent payment in cash for such fractional Shares or Warrants.

4.3    Closing Conditions of Tender Offer

Subject to BAFIN approval, the Tender Offer is subject to the following conditions (“Offer Conditions”):

(a)	the acquisition by Acquiror of at least 67% of all outstanding stock of the Company as specified in Section 3.1 above;

(b)	approval by the relevant antitrust authorities having been obtained (provided that such approval does not require any divestitures or similar actions) or lapse of respective waiting periods; the parties agreeing that the Acquiror may be allowed to add regulatory approval requirements if legally unavoidable for the consummation of the transaction contemplated in this BCA;

(c)	absence of any injunction or order of any US, Canadian, or German court or regulatory agency or other court or regulatory agency of applicable jurisdiction which would prohibit the launch or and/or the consummation of the Tender Offer;

(d)	approval of Open Text’s shareholders to issue the amount of Shares and Warrants required under the Tender Offer; it being understood that (i) Open Text’s management board and board of directors shall support this transaction vis-à-vis its shareholders and recommend the approval of such issuance and (ii) the shareholder approval has been obtained no later than at the end of the fifth banking day preceding the Expiration Date (Section 25 German Takeover Act (WpÜG));

(e)	absence of significant material adverse changes which – subject to approval by BAFIN – shall be defined only as the following ones (“Material Adverse Changes”):

-	loss of revenues (“Umsatz”) in the amount of a total of more than 15% with respect to the aggregate revenues in the first and the second quarter of the business year ending June 30, 2004, as reported in the group financial statements of the Company as compared to the respective aggregate revenues in the first and second quarter of the business year ending June 30, 2003;

-	a loss of total assets, excluding intangible assets, as compared to the consolidated group balance sheet of the Company as of September 30, 2003 in the amount of € 10 Mio. or more, provided however that any negative effects of the Stock Option Schemes of the Company shall be disregarded;

-	any liability of the Company or contingent liability of the Company which the Company decided to or is required to account for in accordance with US GAAP and, in each case, which (i) is in a monetary amount of € 10 Mio. or more in the individual case, and (ii) does not result from the envisaged transaction, and (iii) has not previously been disclosed or reserved for in the published financial statements of the Company, including the financial statements as of September 30, 2003 still to be published;

-	any obligation of the Company to file for insolvency (over-indebtedness or illiquidity within the meaning of Section 92 (2) German Stock Corporation Act (AktG));

provided that the underlying event has been or was required to be published by the Company in accordance with Section 15 German Securities Trade Act (WpHG).

5.    Waiver of Conditions of Tender Offer

5.1	The Acquiror may waive or amend any of the Offer Conditions set out above at its sole discretion, provided that in the case of any amendment to any of the Offer Conditions other than an increase in the Share Consideration or extension of the Tender Offer period due to the statutory provisions of the German Takeover Act (WpÜG) such amendment has the effect of reducing the scope of or otherwise relaxing the Offer Conditions, it being agreed and understood that pursuant to Section 21 German Takeover Act (WpÜG) a waiver or amendment of any of the Offer Conditions is only permitted until the end of the working day prior to the expiration date as published in the Offer Document.

5.2	The Acquiror, Open Text and the Company agree to use their respective reasonable commercial efforts to ensure that the Offer Conditions are satisfied as soon as reasonably practicable, but in any event prior to the Expiration Date.

6.    Support of Tender Offer by Company

As far as legally permissible under German law,

6.1	in accordance with Section 33 (1) and (2) German Takeover Act (WpÜG), the Company’s management board (Vorstand) will not take any actions which could prevent the success of the Tender Offer;

6.2	after the announcement of the Tender Offer, the Company’s management board shall support the Tender Offer, including, but not limited to, by supporting the Acquiror and Open Text in their efforts to approach significant shareholders.

In order to convince them to tender their respective shares under the Tender Offer;

6.3	the Company, its supervisory board and its management board shall cooperate with the Acquiror and issue a recommendation of the Tender Offer as provided for by Section 27 German Takeover Act (WpÜG) if and to the extent permitted to do so by law, in particular Sections 14, 27 and 33 German Takeover Act (WpÜG), Sections 76 and 93 German Corporation Act (AktG).

7.    Material Adverse Change before publication of the Offer Document

The Acquiror shall not be obligated to make the Tender Offer if, between the execution of this Agreement and the publication of the Offer Document, any of the Material Adverse Changes contemplated under Section 4.3 (e) above occurs.

8.    Preparation of Offer Document

8.1	The Acquiror and its advisors shall prepare the Offer Document in accordance with the terms of this Agreement, and shall provide the Company with a draft of the Offer Document prior to the submission thereof to BAFIN and shall provide the Company with a reasonable opportunity to review and provide comments thereon. The Company shall provide the Acquiror with a draft of the statement according to Section 27 German Takeover Act (WpÜG) to be made by the Company’s supervisory board and management board relating to the Offer prior to the submission thereof to BAFIN and shall provide the Acquiror with a reasonable opportunity to review and provide comments thereon, provided no legal provisions prohibit such notification prior to the publication of the statement. The Parties acknowledge that each Party is entirely free to follow or not to follow the comments made according to this Section 8.1.

8.2	The Acquiror and the Company agree to consult with each other in advance of any meeting with, or of making any filing to, any court or competent governmental entity, and to give the other the opportunity to attend such meetings, or to review and comment upon such filing, as far as legally permissible.

8.3	The Company shall cooperate with and shall support the Acquiror and Open Text with its best efforts in the preparation of the Offer Document and provide all information regarding the Company as is required by law (WpÜG and WpÜG-Angebotsverordnung) to complete the Offer Document.

9.    Announcement of Tender Offer and Expiration Date

9.1	The Acquiror undertakes to, promptly after entering into this Agreement and subject to Section 7 above, notify the relevant stock exchanges and BAFIN of its intention to make the Tender Offer and to, promptly thereafter, publish its intention to make the offer in accordance with Section 10 German Takeover Act (WpÜG). In accordance with Section 14 German Takeover Act (WpÜG), the Acquiror will then be under the obligation (i) to submit the Offer Document to BAFIN and (ii) if (x) BAFIN permits the Offer Document’s publication or (y) the applicable waiting period lapses without BAFIN having prohibited the Tender Offer, to publish the Offer Document whereby the Tender Offer will be made to the Shareholders (the date of this publication shall be refered to hereinafter as the “Publication Date”).

9.2	If BAFIN permits the publication of the Offer Document only in a form that is not in accordance with the provisions of this Agreement, the Parties shall in good faith cooperate to replace such provisions by arrangements which would be (i) in accordance with the changes to the Offer Document requested by BAFIN and (ii) so as to effect the original intent of the Parties in a mutually acceptable manner in order that the transaction contemplated by this BCA may be consummated as originally contemplated.

10.    Financing commitment of Acquiror

10.1	Open Text is in a position and will ensure that the Acquiror will be in a position to finance the transaction contemplated herein and to provide the necessary credit lines and bank guarantees to launch the Tender Offer in time in accordance with Section 13 German Takeover Act (WpÜG).

10.2	Open Text is also prepared to offer and to enable the Acquiror to offer Shares and Warrants to the shareholders of the Company as the non mandatory Share and Warrant Consideration set out in Section 4 above.

11.    Shareholder Approval, NASDAQ Listing and Proxy Statement

11.1	Shareholder Approval.

11.1.1	Open Text shall cause meetings of its shareholders to be held for purposes of obtaining the shareholder approval in respect of the issuance of (i) the Shares, the Warrants, the Shares to be issued upon exercise of the Warrants (collectively, the “Tender Offer Shares”), in a manner that complies with the rules and regulations of the Nasdaq Stock Market and relevant Canadian and other governmental authorities (the “Shareholder Approval”). Subject to its fiduciary duties under applicable law, the Open Text board of directors shall recommend that Open Text’s shareholders approve the issuance of Tender Offer Shares. Open Text will use its reasonable best efforts to cause the shareholder resolution to be passed before the end of the day on which such shareholder resolution must be delivered to meet the term in Section 25 German Takeover Act (WpÜG) (the fifth business day preceding the Expiration Date of the Tender Offer).

11.1.2	Reliance on Certain SEC Exemptions: Company Cooperation. The parties acknowledge that, to the extent the US Securities Laws (as defined below) would otherwise apply, it is their present intention to offer and issue the Tender Offer Shares in reliance of the exemptions and in accordance with the procedures (such exemptions and procedures, the “Exemptions”) set forth in Rule 802 promulgated under United States Securities Act of 1933 and Rule 14d-1(c) United States Securities Exchange Act of 1934 (such Acts, and the rules promulgated thereunder, the “US Securities Laws”). The parties further acknowledge that the availability of the Exemptions will be based on the Acquiror’s reasonable determination that (i) the Company is a “foreign private issuer” as defined in the US Securities Laws, and (ii) US holders hold no more than 10% of the stocks of the

Company, as determined in accordance with the terms of the Exemptions as of the date which occurs 30 days before the commencement of the Tender Offer (the “Determination Date”). The Company will provide such information, representations and warranties as Acquiror reasonably requests to allow Acquiror to make this determination (and will otherwise cooperate with Acquiror’s inquiries and analysis), including without limitation, (A) representing and warranting to Acquiror, as of the Determination Date, that (i) the majority of the executive officers or directors of the Company are not US citizens or residents, (ii) 50 percent or less of the assets of the Company are located in the United States, and (iii) the business of the Company is not administered principally in the United States; (B) delivering to Acquiror a complete and accurate list, dated of the Determination Date, of all shareholders of record located or resident in the United States and of beneficial holders resident in the United States as reported on reports of beneficial ownership provided to you or publicly filed and based on information otherwise provided to you, and (C) providing Acquiror with the identity and address, if known to after reasonable search of its records, of all brokers, dealers, banks and other nominees holding Company Shares and located in United States, Germany, and the jurisdiction that is the primary trading market for the Company’s securities (it being understood that Acquiror, may inquire of such persons regarding the number of shares represented by accounts maintained by such persons of customers resident in the United States).

The undersigned acknowledge and agree that the Shares, the Warrants and the Shares issuable upon exercise of the Warrants (the “Warrant Shares”) will not have been registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”) or under the securities laws of any State or other jurisdiction at the time of issuance and may only be resold in the United States pursuant to an effective registration statement under the 1933 Act and any applicable state securities laws, or pursuant to a valid exemption from such registration requirements.

11.1.3	NASDAQ Listing. Open Text will use its reasonable best efforts to cause the Shares and the Shares issuable upon exercise of the Warrants to be listed on the NASDAQ as promptly after the closing of the transaction (but not prior to the Closing Date) as practicable.

11.1.4	Proxy Information. The Company shall provide information relating to it (which information shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not materially misleading) to Open Text sufficient for Open Text to comply with OSC Rule 54-501 (and equivalent rules and regulations under applicable US securities laws, to the extent, if any, applicable) in connection with the preparation of a proxy statement or information statement to be distributed to Open Text’s shareholders in connection with the Shareholder Approval and the issuance of the Tender Offer Shares hereunder (including any amendments or supplements thereto, the “Proxy Statement”), and shall request its auditors to consent to the inclusion in the Proxy Statement of the auditor’s reports in respect of the Company’s audited annual financial statements for the most recently completed three fiscal years, reconciled to Canadian generally accepted accounting principles, unless an exemption therefrom has been obtained.

12.    Covenants

The Company covenants, subject to compliance with its legal obligations under German law, the following as of the day on which the BCA is executed (“Signing Date”) and until and including the Closing Date and acknowledges that the Acquiror and Open Text are relying upon such covenants in connection with the matters contemplated by this Agreement:

12.1	(“No-Shop”): Neither the Company nor any of its representatives, agents, officers, directors, employees or controlling shareholders shall directly or indirectly in any manner (a) entertain, solicit or encourage, or (b) furnish or cause to be furnished any information to any persons or entities (other than the Acquiror or Open Text) in connection with, or for any equity or debt investment in Company or any possible sale of Company (no matter how structured), including without limitation by sale of all or any significant or controlling part of the stock or assets of Company or by any merger or other business combination involving Company or otherwise (each of the foregoing proposals or discussions, whether written or oral, an “Acquisition Proposal”). Company shall be responsible for any breach by its representatives, agents, officers or employees of any of the provisions of this Section.

12.2	None of the Parties or any of their respective representatives shall disclose to any third party (excluding financing sources or professional advisors and the Major Shareholder and its advisors and BAFIN) the contents of this BCA, except that the Acquiror, Open Text, and the Company may disclose such items if such disclosure is required by law (including but not limited to US securities laws) or to prevent a violation of law, or if it is agreed between the parties. Open Text and the Company acknowledge that they have entered into a Non-Disclosure Agreement dated September 22nd, 2003. The Parties agree that such agreement remains in full force and effect and that the Acquiror shall join such agreement with the same rights and obligations and that such agreement shall also cover all information obtained by Acquiror or Open Text in the course of the any investigation undertaken by Open Text before entering into this BCA.

13.    Compensation of Acquiror

13.1	The Acquiror will be entitled to a break-up fee (hereinafter the “Break-Up fee”) in the event that (i) the Acquiror has published the Tender Offer in accordance with the BCA, (ii) a competing bidder (i.e. neither Open Text nor Acquiror) subsequently launches a Superior Tender Offer before March 1, 2004, and (iii) such Superior Tender Offer by a bidder (not associated with the Acquiror or Open Text) is consummated resulting in a change of control at the Company (acquisition of more than 50% of the outstanding stock of the Company as set forth in Section 3.1 above). “Superior Tender Offer” shall have the meaning of any proposal to acquire a controlling stake in the Company or all of its assets which the Company’s supervisory and management board, (i) based upon the advice of outside legal counsel, excluding any members of the supervisory board (Aufsichtsrat) of the Company, (ii) which is reflected in the minutes of a meeting of the Company’s supervisory and management board, (iii) has determined in good faith to be superior for the Company compared to the Tender Offer. The Break-Up fee is not dependant upon the Company or any of its representatives, agents, officers, directors, employees or controlling shareholders being in breach of any of the covenants set forth in Section 12.1 and 12.2 above. The Break-Up Fee is an obligation of the Company and is not dependant upon any breach of covenants hereto.

13.2	The Break-Up Fee will be in the flat amount of € 4,0 Mio (in words: Euro four million) provided that the total of this Break-Up Fee and other compensation as defined herein under Section 13.3 below (“Compensation”) owed by the Company shall not exceed that flat amount. The Break-Up Fee shall be deemed to compensate Open Text and the Acquiror for all costs and disbursements incurred in the course of preparing and launching the Tender Offer, it being understood that the amount of the flat fee was carefully considered by the Parties not only in the light of the actual fees and expenses incurred by Open Text and the Acquiror but also – specifically – in the light of the reputational damage that will be incurred by Open Text and potential adverse reaction of the stock market.

13.3	The Acquiror will be entitled to Compensation in the event that (i) the Company or any of its representatives, agents, officers, directors, employees or controlling shareholders is in breach of Section 12.1. above and, as a consequence thereof, a competing tender offer or an offer for all assets of the Company is launched by another party before April 1st, 2004; or (ii) the Acquiror or Open Text has

terminated the BCA with cause (“Kündigung aus wichtigem Grund”) on the part of the Company and withdraws from the transaction herein contemplated before the publication of the Tender Offer. In particular, a cause (“wichtiger Grund”) shall be assumed if the Company or any person representing the Company, will have wilfully or in a grossly negligent manner disclosed inaccurate, and/or misleading (including, in respect of the specific information disclosed, misleadingly incomplete) material information during any investigations or negotiations or will otherwise deliberately have breached any substantial obligation contained herein vis-à-vis the Acquiror or Open Text. The Compensation will compensate Open Text and the Acquiror for the aggregate amount of all reasonable out of pocket expenses, third party costs, legal and other fees incurred by Open Text and the Acquiror from signing of the BCA until the transaction is terminated by either one of the Parties. The Compensation shall under no circumstances exceed the total amount of € 1,000,000. The Compensation will count against the Break-Up Fee in the event that the Break-Up Fee applies.

13.4	All other liabilities of the Company under or in connection with this BCA (except for the Break-Up Fee and the Compensation) shall expressly be excluded unless provided otherwise under mandatory statutory law.

14.    Conduct of Business of Company

Except as expressly permitted during the period from the Signing Date until including the Closing Date the Company shall, and shall cause each of its respective corporations, partnerships, limited liability companies, joint ventures or other legal entities of which the Acquiror or the Company, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other legal entity, (“Subsidiaries”) to, in compliance with all legal rules and provisions under any applicable jurisdiction:

14.1	in all material respects, carry on their businesses in the ordinary course of business and to use reasonable efforts to preserve intact their current business organizations and goodwill;

14.2	use reasonable efforts to keep available the services of their current key officers and employees (“Führungskräfte”), to the extent commercially reasonable;

14.3	use reasonable efforts to preserve their relationships with customers, suppliers, distributors, consultants, and with others with which they have business relationships and/or business dealings, to the extent commercially reasonable.

14.4	to not, during the period from the date of this Agreement to the Expiration of the Tender Offer:

(a)	purchase, redeem or otherwise acquire any of its shares or any of its other securities or any rights, warrants or options to acquire any such shares or other securities, other than as required under existing Stock Option Schemes of the Company;

(b)	issue, any shares or any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire any such shares, voting securities, equity equivalent or convertible securities, other than the issuance of shares upon the exercise of currently outstanding stock options in accordance with their current Stock Options Schemes;

(c)	acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or business organization;

(d)	other than in the ordinary course of business guarantee, or otherwise become responsible for any obligations of any person;

(e)	other than in the ordinary course of business make any loans, advances or capital contributions to, or other investments in, any other person;

(f)	other than in the ordinary course of business enter into or amend any compensation agreement, benefit plan, employment agreement, consulting agreement, or bonus plan or hire additional personnel or engage additional consultants, provided, however, that any entering into or amending of any of these actions, to the extent that they apply to members of the Company’s management board (Vorstand), require the prior consent by Open Text, even though otherwise in the ordinary course of business;

(g)	enter into any transaction or perform any act which (i) interferes or is inconsistent with the successful completion of the transaction contemplated by this Agreement or (ii) adversely affects the Company’s ability to perform its covenants and agreements under this Agreement.

(h)	permit or cause any of its respective Subsidiaries to do any of the foregoing or commit to do any of the foregoing.

14.5	The foregoing provisions about the conduct of business shall be deemed not to violate any legal obligations of the Company or its management, in particular Section 76 German Corporation Act (AktG) and Section 33 German Takeover Act (WpÜG) and be understood as an obligation vis à vis the Acquiror and Open Text to the extent allowed by German law. These provisions shall in particular secure the Acquiror and Open Text against material adverse changes in the business of the Company that may be initiated by the management of the Company during the Tender Offer and have significant influence on the share price of the Company at a later date.

15.    Further Cooperation between Acquiror, Open Text and Company

15.1	The Parties are obliged to each exercise their reasonable commercial efforts to complete the transaction contemplated by this Agreement and will in particular conclude all further agreements necessary and exchange all information necessary to so complete such transaction, as far as legally permissible.

15.2	After publication of the Tender Offer the Company shall cooperate in good faith with the Acquiror, Open Text, and their respective advisors, representatives and agents and shall provide them with reasonable information.

15.3	To the extent that the law does not forbid such obligation, and without limiting the foregoing, the Company shall cooperate in arranging for representatives of the Acquiror and Open Text to interview and to meet from time to time with members of the Company’s supervisory board and management board, officers and senior personnel of the Company, acting reasonably.

15.4	All information obtained by the Acquiror, Open Text, or the Company pursuant to this Section shall be kept confidential in accordance with the Non-Disclosure Agreement dated as of September 22nd, 2003, between Open Text and the Company, and to which the Acquiror has become party according to Section 12.2 above.

15.5	The parties agree that the general obligations of the Company as set forth in the Sections above shall only exist to the extent necessary for the Acquiror to publish and complete the Tender Offer and to obtain reasonable evidence about the compliance of the Company with the Closing Conditions of the Tender Offer and the provisions of this Agreement, and as is reasonably necessary to permit the

Acquiror to develop its operational plans for the Company to take effect following the Closing Date.

16.    Notification of Parties

The Acquiror and Open Text shall use their reasonable commercial efforts to give prompt notice to the Company, and the Company shall use its reasonable commercial efforts to give prompt notice to the Acquiror, of: (i) the occurrence, or non-occurrence, of any event which would be reasonably likely to cause (x) any material covenant contained in this Agreement and made by it to be incorrect or (y) any material covenant, material condition or material agreement contained in this Agreement and made by it not to be complied with or satisfied; (ii) any failure of the Acquiror, Open Text, or the Company, as the case may be, to comply in a timely manner with or satisfy any material covenant, material condition or material agreement to be complied with or satisfied by it hereunder; or (iii) any change or event which would be reasonably likely to have a Material Adverse Change on the Company, as set forth in Section 4.3 (e) above; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

17.    Company Stock Options

17.1	The Company shall use its reasonable commercial efforts to ensure that all options to acquire shares that are, prior to the close of business on the Banking Day immediately preceding the initial Expiration Date, (i) “in the money” and (ii) exercisable under the respective option plans, will be exercised.

17.2	With respect to all other options validly issued under the Company’s Stock Option Schemes, Open Text undertakes to offer, at its choice, either an appropriate amount of replacement stock options in Open Text or reasonable compensation. It being the intention of the Parties that no option holder should be financially worse off after receiving such replacement stock options or compensation (using generally accepted valuation methods for valuing options). .

18.    Public Announcements

The Acquiror, Open Text, and the Company will not issue any press release or otherwise issue any written public statements with respect to the transactions contemplated by this Agreement without the prior consent of the other Parties, not to be unreasonably withheld or delayed, except as may be required by applicable law or regulations or requirements of any of the stock exchange or regulatory authority; in particular the Company is free to release ad-hoc publications pursuant to Section 15 German Securities Trade Act (WpHG) and publications according to US securities laws. The Parties agree that, promptly after the Acquiror’s publication of its intention to make the Offer, they shall issue one or more joint or coordinated press releases announcing that they have entered into the BCA and Open Text’s intention to, through the Acquiror, make the Offer, which press releases shall, in each case, be reasonably satisfactory to the other Party.

19.    Subsequent Transactions

If the Acquiror consummates the Tender Offer, then the Acquiror and Open Text shall use their commercially reasonable efforts to acquire the balance of the shares in the Company by way of any transaction to be undertaken by the Acquiror after completion of the Tender Offer to accomplish the acquisition of all of the outstanding shares, and rights to acquire shares, of the Company (“Subsequent Transaction”). Subject to any legal or regulatory requirements and to the fiduciary obligations of Company’s supervisory board and management board, the Company shall support and use best efforts to consummate a second stage transaction in such form as may be determined by the Acquiror in its sole discretion; provided that any such transaction is on terms at least as favourable in aggregate as the terms of the Tender Offer. If any Subsequent Transaction requires the approval of the Company’s shareholders, the Acquiror, Open Text, and the Management of the Company shall take all action necessary in accordance with applicable laws to duly call, give notice of, convene and hold a meeting of the Company’s shareholders as promptly as practicable to consider and vote upon the Subsequent Transaction. Nothing herein shall be construed to prevent the Acquiror or Open Text after announcement of the Tender Offer from acquiring, directly or indirectly, additional Shares in the open market or in privately negotiated transactions or otherwise in accordance with applicable law.

20.    Termination, Amendments und Waiver

20.1.	Notwithstanding Section 7 above, this BCA may also be terminated without prejudice to any other rights:

(a)	by mutual written consent of Open Text and the Company;

(b)	by Open Text if the Company has set a cause (“wichtiger Grund”) for such termination, this term not being understood solitarily in the meaning of Section 13.3 but in the general meaning as applicable under German law;

(c)	by each Party for cause, which shall also include – but not be limited to – the following: (i) illegality of the Tender Offer or of the Undertaking on shares of the Major Shareholder under German, US- or Canadian law, or

(ii) existence of a permanent injunction or order of a US-, Canadian, German or other court of competent jurisdiction or regulatory authority prohibiting the transaction contemplated herein;

(d)	by the Company if the Offer has not been announced in accordance with Section 10 German Takeover Act (WpÜG) by October 31, 2003, or the Tender Offer has not been published by January 15, 2004, provided, however, that the right to terminate this Agreement pursuant to this Section shall not be available if the Company has failed to fulfill any of its material obligations contained in this Agreement due to which the Tender Offer has not been announced or published timely in accordance with this Agreement;

(e)	by each of the Parties, if the transaction contemplated herein has not been consummated by all of the Parties by June 30, 2004;

(f)	by each of the Parties, if the Acquiror or Open Text has invoked Material Adverse Change according to Section 4.3 (e) or Section 7 above.

(g)	by the Company, if its supervisory board no longer supports the Tender Offer because it has resolved to pursue a Superior Tender Offer and the Acquiror has not increased within five banking days upon receipt of a respective notice by Open Text the Tender Offer in a way that the supervisory board no longer considers the Superior Tender Offer the more attractive offer, provided that Section 13 shall not be affected by such termination.

20.2	Except as expressly provided in this Agreement, no amendment, waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

21.    General Provisions and Arbitration

Any dispute between the Parties with respect to any matter contained in or arising from the performance of this Agreement shall not be decided by the ordinary courts of Germany, but exclusively be decided by the Rules of Arbitration of the International Chamber of Commerce (ICC) by one or more arbitrators appointed in accordance with such rules of conciliation and arbitration of this court, through proceedings conducted in the English language, which decisions shall be binding and non-appealable. The procedure will be held in Zurich, Switzerland.

22.    Notices

22.1	All notices and other communications hereunder shall be in writing and shall be deemed given and received when delivered personally, one day after being delivered to an overnight courier or when telecopied (with a confirmatory copy sent by overnight courier) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Acquiror, to Open Text, or to both (in this case one notification being sufficient) to:

Open Text Corporation, Canada

185 Columbia Street West

Waterloo, Ontario

N2L 5Z5

Attention:            Chief Executive Officer

Telecopier No.:    +1 (519) 888-0677

with a copy to:

Osborne Clarke

Innere Kanalstraße 15

50823 Cologne/Köln

Germany

Attention:            Rudolf Hübner

Facsimile No.:      49 (0) 221 5108 4005

If to the Company, to:

Ixos Software AG

Bretonischer Ring 12

85630 Grasbrunn/Munich

Germany

Attention:            Chief Executive Officer

Facsimile:            +49 (0)89 4629-33 1011

with a copy to

Freshfields, Bruckhaus, Deringer

Prannerstrasse 10

80333 München

Germany

Attention:            Dr. Peter Nussbaum / Dr. Ferdinand Fromholzer.

Telecopier:          +49 (0)89 20702-100

23.    Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Federal Republic of Germany, with the exception of the Vienna Sales Convention (CISG) dated April 11, 1980 and the German conflict of laws rules.

24.    Assignment of Rights

Neither this BCA nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Party. Open Text and the Acquiror may however make such assignment to a wholly owned subsidiary, provided that (i) Open Text and the Acquiror remain jointly and severally liable, and that (ii) Open Text ensures that the respective rights, interests and obligations are retransferred to Open Text or one of its wholly owned subsidiaries if the assignee ceases to be a wholly owned subsidiary.

25.    Joint and several liability of Open Text and Acquiror

Open Text hereby assumes a joint and several liability for the performance of this Agreement by the Acquiror and for all claims of the Company against the Acquiror of any type whatsoever pursuant to this Agreement.

26.    Expenses

In all cases other than as described in Section 12.3, each of the Parties shall pay its own fees and expenses in connection with the Offer, this Agreement and the transactions contemplated by this Agreement.

27.     The LOI

The BCA shall supersede the letter of intent concluded between Open Text and the Company on October 13/14, 2003, provided, however, that (i) the confidentiality obligation continues to apply and (ii) the standstill obligation of Open Text shall continue to apply and extend to the Acquiror until the publication of the decision to make the Tender Offer in accordance with Section 10 German Takeover Act (WpÜG).

28.    Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated.

IN WITNESS WHEREOF, the Acquiror and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

OPEN TEXT Corporation, Canada

By:	/s/ Tom Jenkins

Name:	Tom Jenkins
Title:	Chief Executive Officer

IXOS SOFTWARE AG

By:	/s/ Robert Hoog

Name:	Robert Hoog
Title:	Chief Executive Officer

By:	/s/ Hartmut Schaper

Name:	Hartmut Schaper
Title:	Chief Technical Officer

206091 Ontario Inc., Canada

By:	/s/ Tom Jenkins

Name:	Tom Jenkins
Title:	Chief Executive Officer